 Exhibit 99.1

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), December 20, 2024, 10:30 pm CET / 4:30 pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

BlackRock, Inc.

On December 19, 2024, Nyxoah received a transparency notification from BlackRock, Inc. and related persons. Based on the notification, BlackRock, Inc. (together with its controlled undertakings) holds 1,124,630 voting rights, consisting of 1,122,658 shares and 1,972 equivalent financial instruments, representing 3.00% of the total number of voting rights on December 17, 2024 (37,427,265).

The notification dated December 18, 2024 contains the following information:

•	Reason for the notification:
-	Acquisition or disposal of voting securities or voting rights
-	Acquisition or disposal of financial instruments that are treated as voting securities
•	Notification by: a parent undertaking or a controlling person
•	Persons subject to the notification requirement:
-	BlackRock, Inc. (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)
-	BlackRock Advisors, LLC (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)
-	BlackRock Financial Management, Inc. (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)
-	BlackRock Fund Advisors (with address at 400 Howard Street, San Francisco, CA, 94105, U.S.A.)
-	BlackRock Institutional Trust Company, National Association (with address at 400 Howard Street, San Francisco, CA, 94105, U.S.A.)
-	BlackRock Investment Management (UK) Limited (with address at 12 Throgmorton Avenue, London, EC2N 2DL, U.K.)
-	BlackRock Investment Management, LLC (with address at 1 University Square Drive, Princeton, NJ, 8540, U.S.A.)
•	Date on which the threshold was crossed: December 17, 2024
•	Threshold that is crossed: 3%
•	Denominator: 37,427,265

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
BlackRock, Inc.	0	0		0.00%
BlackRock Advisors, LLC	1,038,361	1,089,161		2.91%
BlackRock Financial Management, Inc.	0	6,167		0.02%
BlackRock Fund Advisors	446	255		0.00%
BlackRock Institutional Trust Company, National Association	0	2,551		0.01%
BlackRock Investment Management (UK) Limited	1,080	1,080		0.00%
BlackRock Investment Management, LLC	25,234	23,444		0.06%
Subtotal	1,065,121	1,122,658		3.00%
TOTAL		1,122,658	0	3.00%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
BlackRock Fund Advisors	Securities Lent			200	0.00%	physical
BlackRock Financial Management, Inc.	Contract Difference			1,772	0.00%	cash
	TOTAL			1,972	0.01%

	TOTAL (A & B)			# of voting rights	% of voting rights
				1,124,630	3.00%

•	Full chain of controlled undertakings through which the holding is effectively held:

BlackRock, Inc.

BlackRock Finance, Inc.

Trident Merger, LLC

BlackRock Investment Management, LLC

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Holdco 3, LLC

BlackRock Cayman 1 LP

BlackRock Cayman West Bay Finco Limited

BlackRock Cayman West Bay IV Limited

BlackRock Group Limited

BlackRock Finance Europe Limited

BlackRock Investment Management (UK) Limited

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Institutional Trust Company, National Association

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Fund Advisors

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock, Inc.

BlackRock Finance, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Capital Holdings, Inc.

BlackRock Advisors, LLC

•	Additional information: The disclosure obligation arose due to total holdings in voting rights for BlackRock, Inc. going above 3%. Please note that the actual percentage in section 10 (A) is 2.99%. The form displays it as remaining at 3% due to the rounding of the form.

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Contact:
Nyxoah
John Landry, CFO
IR@nyxoah.com

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